Exhibit 99.5

TOYO Co., Ltd. Acquires VSUN Brand to Drive Strategic Growth

TOKYO, Sept. 4, 2025 /PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (OTC: TOYWF),  (“TOYO” or the “Company”), a solar solution company, today announced the acquisition of the VSUN brand from its sister company, Vietnam Sunergy Joint Stock Company (“VSUN Co”), a solar module provider. This strategic acquisition reflects the ongoing efforts of shareholders and management of TOYO, to streamline and unify operations of TOYO by consolidating the VSUN brand under TOYO to enhance its shareholder value.

VSUN Brand at a Glance: VSUN Co and TOYO are sister companies not only because of the common control under a majority shareholder Abalance Corporation, but also because of extensive business collaboration. Acquisition of VSUN brand will accelerate the growth and expansion of TOYO to a new level. Since 2018, over 8 GW of VSUN-branded solar modules have been delivered to the U.S. market. This reflects a strong customer base, proven bankable technology, and a track record of success in utility-scale deployments. Recognized and trusted by leading financial institutions and insured by Munich Re, the VSUN brand further enhances TOYO’s market credibility and customer confidence, as well as its widespread adoption by leading solar developers. To illustrate, VSUN brand is well recognized in the market through the recent awards granted to VSUN Co as the following:

●	PVEL “Top Performer” (2021-2025): VSUN Co was named a “Top Performer” by PV Evolution Labs (PVEL) for the fifth consecutive year in 2025 based on rigorous testing in areas like Thermal Cycling, Damp Heat, and Potential Induced Degradation.

●	BloombergNEF (BNEF) Tier 1 PV Module Manufacturer (Q1 & Q2 2025): VSUN Co has been consistently listed as a Tier 1 solar module manufacturer by BloombergNEF (BNEF) since Q3 2019- Q2 2025 (excluding Q4 2023 and Q1 2024) in rankings, recognizing their manufacturing capacity, market performance, product quality, financial stability, and project execution.

●	RETC “Overall Highest Achiever” (2024&2025): VSUN Co was recognized as the “Overall Highest Achiever” in the PV Module Index by the Renewable Energy Test Center (RETC) in 2024 & 2025, respectively, for its performance in reliability, performance, and quality based on testing that exceeds IEC standards.

●	EcoVadis Bronze Medal (2024): VSUN Co received a Bronze Medal from EcoVadis in 2024 for four consecutive years from 2021 for its Corporate Social Responsibility (CSR) and Environmental, Social, and Governance (ESG) management, particularly in the areas of Environment, Labor & Human Rights, Ethics, and Sustainable Procurement.

The acquisition of VSUN brand did not involve any issuance of new equity by TOYO.

Strategic Benefits of the Acquisition:

●	Leverage Established Brand and Sales Channels: Through the acquisition of the VSUN brand, TOYO gains immediate access to a well-established customer base, including top-tier solar developers, and is well-positioned to meet increasing demand for US solar panels.

●	Accelerated U.S Market Expansion: The acquisition supports TOYO’s strategic expansion into the U.S market, complementing its existing manufacturing footprint for solar cells in Vietnam and Ethiopia.

●	Revenue Growth and Market Share: VSUN Co has established itself as a leading global brand with a strong track record of rapid growth and profitability, having supplied approximately 8 GW to the U.S utility-scale market since inception. This success has been primarily driven by the U.S. market. By acquiring the VSUN brand, TOYO expects to further enhance its revenue base and expand its market presence.

●	Operational Synergies and Manufacturing Excellence: TOYO owns and operates one of the largest non-Chinese N-type solar cell manufacturing bases globally, boasting proven manufacturing excellence with scalable, quality-controlled production. Integrating VSUN brand with TOYO’s manufacturing capabilities is expected to improve operational efficiencies and cost competitiveness in a dynamic policy environment.

“We view this as a catalyst for long-term value creation,” said Junsei Ryu, Chairman and CEO of TOYO. “TOYO’s solar cell manufacturing strength and innovation roadmap coupled with VSUN brand’s global reach and customer trust gives us an edge in markets such as utility-scale modules requiring reliability, scale, and trade transparency.”

About TOYO Co., Ltd.

TOYO is a solar solutions company committed to becoming a full-service solar solutions provider in the global market, integrating upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufactures, and strategies of building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185

SOURCE TOYO Co., Ltd

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